CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       701 8th Street, N.W.,
                                                                 Suite 410
                                                       Washington, DC 20001-3893
        Karmit Galili                 o                       (202) 898-1515
         Associate                                                    o
             o                Tel (212) 732-3200          570 Lexington Avenue
 Direct Dial: 212-238-8864    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: galili@clm.com                                      (212) 371-2720


                                            October 22, 2007

VIA EDGAR
---------

Mr. William Thompson
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:  Defense Industries International, Inc.
                           Form 10-K for the Fiscal Year Ended December 31, 2006 File No.0-30105
                           ---------------

Dear Mr. Thompson:

         In furtherance of a telephone message I left for Mr. William Thompson of the Staff, please be advised that our client Defense Industries International, Inc. (the "Company") will require additional time to respond to the Staff's comments contained in a letter addressed to Ms. Tsippi Moldovan, Chief Financial Officer and Director, dated September 27, 2007. The Company expects that it will be able to respond to the comments on or before October 29, 2007.

         Thank you again for your cooperation.

                                             Very truly yours,

                                             /s/Karmit Galili
                                             Karmit Galili

KG:tbm